Exhibit 77(i)

Terms of New or Amended Securities

1.                  At the May 19, 2011 Board meeting, the Board of Trustees of ING Mayflower Trust approved the establishment of Class R Shares on behalf of ING International Value Fund (the “Fund”). Class R shares are subject to a 0.25% shareholder service fee, as well as a 0.25% distribution fee, in each case computed based upon the Fund’s average daily net assets. Class R shares are sold without a front-end load and are not subject to a CDSC.

2.                  At the May 19, 2011 Board meeting, the Board approved changes to the CDSC schedule applicable to purchases of Class A shares in the amount of $1 million or more. Class A share purchases in the amount of $1 million or more will be subject to a 1.00% CDSC if they are redeemed within 18 months of purchase.